東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

[redacted]

08005696

RECEIVED
2008 NOV -3 A 11:25

FILE NO. 082-03311

October 23, 2008

VIR AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
NOV 06 2008
THOMSON REUTERS

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the document which contents were announced by the Company.

- Notice of Revision of Financial Forecasts for First Half Year Ended September 30, 2008 (dated October 22, 2008)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
The Bank of New York Mellon

SHISEIDO

FILE NO. 082-03311

(Translation)

RECEIVED

2008 NOV -3 A 11:25

October 22, 2008

Notice of Revision of Financial Forecasts for First Half Year Ended September 30, 2008

Shiseido Company, Limited

Listing:	Tokyo Stock Exchange, First Section (Code Number: 4911)
Representative:	Shinzo Maeda, President/CEO & Representative Director
Contact:	Yukihiro Saito, General Manager of Investor Relations Department
Telephone:	+81-3-3572-5111

In light of its recent financial results, Shiseido Company, Limited (the "Company") has revised its financial forecasts for the first half year of the fiscal year ending March 2009 (April 1, 2008 to March 31, 2009). Those estimates were announced on July 31, 2008, when the Company released its results for the first quarter. The revised estimates are shown below.

1. Revised Consolidated Financial Forecasts for the First Half Year (April 1–September 30, 2008)

(¥ millions)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous Forecast (A)	360,000	28,000	30,000	16,000
Revised Forecast (B)	360,000	33,500	36,000	20,000
Difference (B–A)	—	5,500	6,000	4,000
Percentage Change (%)	—	19.6	20.0	25.0
Previous Corresponding Result (First half year ended Sept. 2007)	362,870	32,068	33,230	12,939

2. Reasons for the Revision

With respect to its consolidated results for the first half year of the current fiscal year, the Company posted net sales generally on a par with its previous forecast, but expects operating income, ordinary income, and net income to exceed its forecasts. Reasons for the revision include a lower-than-expected cost of sales ratio and the shift of part of selling, general and administrative (SG&A) expenses to the third quarter and beyond.

3. Full-Year Forecasts

In the second half of the fiscal year ending March 2009, the Company expects business conditions to become more difficult, both in Japan and overseas, with no signs of reversal in the global economic slowdown and weakening personal consumption. Given such circumstances, we will step up efforts such as nurturing our relationship-building brands/lines (counseling-based brands/lines through which we deepen relationships with customers) in the second half. Such efforts will entail shifting some SG&A expenses, initially earmarked for the first half, to the second half of the year. The Company does not plan to make major revisions to its full-year forecasts. However, after reviewing its forecasts in light of current market conditions, it will make an announcement on October 30, when it releases its performance results for the first half year.

Note: The above forecasts are based on information currently available. Due to various factors, actual results may differ from such forecasts.

- E N D -

END